Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
A limited company with a registered capital of 76,500,000 US dollars
Head office : Boulevard Hourcq — Port-Gentil PO Box 525 (The Republic of Gabon)
RCCM Port-Gentil 2000 B 00011
PRESS RELEASE
Total Gabon: financial results for fiscal year 2005
Libreville, March 21st, 2006 — The Board of Directors of Total Gabon, chaired by Jean Privey, met on March 21st, 2006 and approved the final accounts for the year ended December 31, 2005.
Net income in 2005 was $316.8 million, compared to $241.5 million in 2004.
The oil production of the fields operated by Total Gabon amounted to 35.7 million barrels in 2005, representing a slight decrease versus the previous year. The Total Gabon share of the oil produced (including the tax oil reverting to the Republic as per the Profit sharing Contracts) amounted to 28.1 million barrels in 2005 compared to 29.5 million barrels for fiscal year 2004, representing roughly 29% of the national crude oil production in Gabon.
Revenues amounted to $1,140.9 million, representing an increase of $261.2 million as compared to fiscal year 2004 (+29.7%). These higher sales resulted from the conjunction of lesser volumes sold and higher levels of the oil price for the crude oil commercialised by Total Gabon (which averaged $48.04 per barrel in 2005 compared to $34.28 per barrel in 2004). Operational costs have increased in 2005 by 12.6 % due to the continuation of strong drilling and development activities and the ongoing programme of large maintenance projects.
The capital expenditure related to oil operations for 2005 was $139.4 million compared to $157.8 million in 2004. It originated mainly from:

■	In the operated Mandji activity: important reservoir and development studies notably on the Anguille, Torpille and Gonelle fields, offshore drilling of two new wells on Gonelle (GNM18) and on Baudroie (BDMN12), work overs on Grondin (GRM26), Anguille (AGM52), Gonelle (GNM4 and GNM5) and Torpille (TRM16), gaslift compression of Gonelle and environmental projects with a view to reducing hydrocarbon effluents and to limiting carbon dioxide gas emission.

■	In the operated Rabi activity: on Atora, the continuation of the additional development project with the drilling of ATO8 well and the end of the debottlenecking project; on Coucal, the drilling of DICO6 and DICO7 wells.

■	In the non-operated activity: the achievement of the Rabi Kounga field work-programme (phase III) featuring 10 new development wells and the achievement of the gas compression scheme for re-injection.

MAIN FINANCIAL INDICATORS

(in $ million)	2005	2004	2003
Sales	1140.9	879.7	768.6
Funds generated from operations	425.8	340.9	294.8
Capital expenditure	139.4	157.8	146.2

Net income	316.8	241.5	195.7

The Board has decided to propose the distribution of a net dividend of $53.0 per share, or a total amount of $238.5 million to all shareholders at the Annual Shareholders’ Meeting, scheduled on June 8, 2006.
The dividend is payable in euros (or the equivalent in CFA francs), based on the exchange rate for the US dollar on the date of the Annual Shareholders’ Meeting, and will qualify in France for a tax credit of $0.14 per share, corresponding to the amount withheld at the source in Gabon.
www.total-gabon.com
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Press Contacts:	Patricia Marie	(+) 33 1 47 44 45 90
	Paul Floren	(+) 33 1 47 44 45 91